FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 18, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic announces agreement with BT

New network monitoring service to protect against downtime, increase productivity

June 18, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, has signed a three-year managed services agreement with BT for the proactive monitoring of CryptoLogic’s global network infrastructure. The new service is expected to go live by the end of the third quarter of 2009.

The new service will further enhance the gaming experience for players on Internet casinos powered by CryptoLogic software through a proactive approach using BT’s ISO-certified managed services program that is proven to reduce downtime and increase the availability of Internet services.

“Part of CryptoLogic’s new strategy is to improve our business efficiencies and reduce our costs, and this agreement with BT will help achieve both goals,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic is devoted to delivering a superior player experience. That means anticipating problems before they happen, and in the rare case they do, fixing them quickly. Choosing to outsource the requirement to BT means the customer gets the benefits of scalability, flexibility and BT’s expertise to deliver capacity where and when it’s needed, efficiently and profitably. CryptoLogic and its customers will benefit from BT’s global expertise.”

Operating in more than 170 countries, BT is one of the world’s leading providers of communications solutions and services. BT’s principal activities include networked IT services, local, national and international telecommunications services, and higher value broadband and internet products and services.

“Internet gaming is a dynamic, growing field, and BT is excited to maintain and monitor CryptoLogic’s infrastructure, and to help them deliver an even more powerful player experience,” said Colm O’Neill, Managing Director, BT Business. “This contract is the result of an accurate analysis of the customer’s processes and requirements both nationally and internationally. BT will be providing the managed service facility from Ireland, it will help Cryptologic to drive cost reduction and service agility both in ICT operations and across the business through innovative IT management.

Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today, with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2009 earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About BT

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2009, BT Group’s revenue was £21,390 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.